UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Execution of Non-Binding Memorandum of Understanding

Diginex Limited (the “Company”) today issued a press release announcing the execution of a non-binding memorandum of understanding to acquire Kindred OS, an innovator in Edge Artificial Intelligence (Edge AI), a technology that enables AI models to run locally, securely, and independently of the cloud. A copy of the November 6, 2025 press release is attached hereto as Exhibit 99.1

Exhibits

Exhibit No.	Description
99.1	Press Release, dated November 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: November 7, 2025		/s/ Mark Blick
	Name:	Mark Blick
	Title:	Chief Executive Officer
(Principal Executive Officer)